National Futures Association

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

OMB Number 3038-0072

NFA ID 0338960   UBS AG

Submitted By COOPERR2   ROBIN COOPER

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:

Form 7-R

FCM	0.5 hours
SD	1.0 hours
MSP	1.0 hours
RFED	0.5 hours
IB	0.4 hours
CPO	0.4 hours
CTA	0.4 hours
FT	0.5 hours

Form 3-R	0.1 hours
Form 7-W	0.1 hours
Form 8-R	0.8 hours
Form 8-T	0.2 hours

Form 8-W   0.1 hours.



OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.



OMB Number 3038-0072

NFA ID 0338960   UBS AG

Submitted By COOPERR2   ROBIN COOPER

Business Information

Business Address	BAHNHOFSTRASSE 45 ZURICH CH 8001 SWITZERLAND
Phone Number	41-44-234 11 11
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	Not provided.
Federal EIN	98-0186363
CRD ID	Not provided.
Form of Organization	CORPORATION
Location	SWITZERLAND
Other Names	SWISS BANK CORPORATION DBA NOT IN USE UBS INC DBA NOT IN USE UBS SA DBA NOT IN USE UNION BANK BANC SWITZ DBA NOT IN USE

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

OMB Number   3038-0072
NFA ID   0338960   UBS AG
Submitted By   COOPERR2   ROBIN COOPER

Holding Company Information

   None.



OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

FINMA,CHINA SECURITIES REGULATORY COMM, ASX LTD,CHINA BANKING
REGULATORY COMM (CBRC),OFFICE OF THE SUPERINTENDENT OF
FINANCIAL INSTITUTIONS CANADA(OSFI),CAYMAN ISLANDS MONETARY
AUTHORITY,DUBAI(DFSA),HONG KONG MONETARY AUTHORITY, JERSEY
FINANCIAL SERVICES COMM, FINANCIAL SUPERVISORY
COMM(FSC),LABUAN FSA, FSA, RESERVE BANK OF INDIA(RBI),AUTORITÃ©
DE CONTRÃ´LE PRUDENTIEL (ACP),QATAR FINANCIAL CENTRE
REGULATORY AUTHORITY(QFCRA),BANK OF KOREA (BOK), MONETARY
AUTHORITY OF SINGAPORE (MAS),SWEDISH(FSA),FINANCIAL SUPERVISORY
COMM (FSC),BANK OF JAPAN,JAPAN SECURITIES DEALERS
ASSOCIATION(JSDA),FINANCIAL SERVICES BOARD (FSB),AUSTRALIAN
PRUDENTIAL REGULATION AUTHORITY (APRA),SECURITIES AND FUTURES
COMM(HONG KONG),ONTARIO SECURITIES COMM(OSC),AUTORITÃ© DES
MARCHÃ©S (AMF),FINANCIAL SERVICES COMMISSION (FSC) (SOUTH
KOREA), FINANCIAL SUPERVISORY SERVICE (FSS), KOREA EXCHANGE
(KRX), MINISTRY OF STRATEGY AND FINANCE (MOSF), MINISTRY OF
FINANCE (JAPAN),   THE FINANCIAL FUTURES ASSOCIATION OF JAPAN (FFA)

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE OFFICE OF THE CONTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION

OMB Number   3038-0072
NFA ID   0338960   UBS AG
Submitted By   COOPERR2   ROBIN COOPER

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **YES**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **YES**

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **YES**

I. Is the firm or sole proprietor a party to any action, or is there a [charge](#) pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by, or on behalf of, a bankruptcy trustee?   **YES**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Arbitration Contact

DAVID KELLY
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955

Chief Compliance Officer

ANDREW WILLIAMS
PELIKANSTRASSE 9A
8001 ZURICH
ZURICH
SWITZERLAND
Phone: 4144 234 40 36

Firm Application (7R) Filed December 13, 2012   Page 24

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Enforcement/Compliance Communication Contact

DAVID KELLY
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

OMB Number 3038-0072

NFA ID 0338960   UBS AG

Submitted By COOPERR2   ROBIN COOPER

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072
NFA ID   0338960   UBS AG
Submitted By   COOPERR2   ROBIN COOPER

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Confidential Matter Information

Regulatory Disclosures

Matter Name   U.S. DOLLAR BANK NOTES

Matter Details   DATE INITIATED - 5/10/2004

THE FEDERAL RESERVE BANK OF NEW YORK (FRBNY) HAS DETERMINED THAT (1) IN VIOLATION OF ITS CONTRACT WITH THE FRBNY TO DISTRIBUTE AND REPATRIATE U.S. CURRENCY, UBS AG ENGAGED IN U.S. DOLLAR BANKNOTE TRANSACTIONS WITH COUNTERPARTIES IN JURISDICTIONS SUBJECT TO U.S. SANCTIONS AND (2) IN VIOLATION OF LAW, CERTAIN FORMER OFFICERS AND EMPLOYEES OF UBS ENGAGED IN INTENTIONAL ACTS AIMED AT CONCEALING THOSE BANKNOTE TRANSACTIONS FROM THE FRBNY INCLUDING FALSIFICATION OF REPORTS TO THE FRBNY.

UBS AG, WITHOUT ADMITTING TO ANY ALLEGATIONS, CONSENTED TO THE ISSUANCE OF AN ORDER BY THE FEDERAL RESERVE BOARD, OF ASSESSMENT OF CIVIL MONEY PENALTY IN THE AMOUNT $100,000,000.00.

RESOLUTION DATE - 5/10/2004

Matter Name   CROSS BORDER BUSINESS

Matter Details   DATE INITIATED - 2/18/2009
ON FEBRUARY 18, 2009, FINMA, THE SWISS FINANCIAL MARKETS SUPERVISORY AUTHORITY, PUBLISHED THE RESULTS OF THE INVESTIGATION OF UBS AG'S CROSS-BORDER BUSINESS IN THE U.S. BY THE SWISS FEDERAL BANKING COMMISSION ("EBK"). THE EBK CONCLUDED THAT UBS AG HAD OPERATED ITS U.S. CROSS-BORDER BUSINESS IN A MANNER THAT "VIOLATED ITS WARRANTY AND ORGANIZATION REQUIREMENTS" UNDER THE SWISS BANKING ACT. THE EBK ENJOINED UBS AG FROM

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

FURTHER OPERATING ITS CROSS-BORDER PRIVATE BANKING BUSINESS WITH PERSONS HAVING THEIR RESIDENCE OR DOMICILE IN THE USA THROUGH ANY UBS ENTITIES NOT REGISTERED WITH THE SEC.

RESOLUTION DATE - 2/18/2009
THE INJUNCTION, WHICH WAS ISSUED ON DECEMBER 21, 2008, WAS MADE PUBLIC BY FINMA ON FEBRUARY 18, 2009. THE EBK BARRED UBS AG FROM FURTHER OPERATING THE CROSS-BORDER PRIVATE BANKING BUSINESS WITH PERSONS HAVING RESIDENCE OR DOMICILE IN THE USA THROUGH ANY UBS ENTITIES NOT REGISTERED WITH THE SEC.

Matter Name   NEW YORK MERCANTILE EXCHANGE CASE 09-02 UBS AG

Matter Details   DATE INITIATED - 1/28/2008

UBS AG, WAS CHARGED WITH VIOLATIONS OF RULE 8.55 (CONDUCT DETRIMENTAL TO EXCHANGE), RULE 9.27 (CURRENT DELIVERY MONTH POSITION LIMITS), AND RULE 8.25 (VIOLATION OF A PRIOR CEASE AND DESIST ORDER)

RESOLUTION DATE - 2/27/2009

THE MATTER WAS SETTLED, A $50,000 FINE WAS IMPOSED AND A CEASE AND DESIST ORDER WAS ISSUED.

UBS AG, WITHOUT ADMITTING OR DENYING THE ALLEGATIONS, AGREED TO A FINDING THAT IT VIOLATED RULE 8.55 (CONDUCT DETRIMENTAL TO EXCHANGE), RULE 9.27 (CURRENT DELIVERY MONTH POSITION LIMITS), AND RULE 8.25 (VIOLATION OF A PRIOR CEASE AND DESIST ORDER)

Matter Name   KREDITTILSYNET CASE NUMBER 09/6731

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Matter Details   DATE INITIATED - 1/27/2010

ON JUNE 17, 2009 UBS AG MADE A SUBSTANTIAL SHAREHOLDING DISCLOSURE IN THE ISSUER PETROLEUM GEO-SERVICES ASA 3 DAYS LATE.

RESOLUTION DATE - 2/1/2010

MATTER WAS RESOLVED BY ACCEPTANCE, WAIVER AND CONSENT. MONETARY FINE WAS 200,000.00 NORWEGIAN KRONERS.($33,780.46 U.S. DOLLARS)

Matter Name   SEC CASE 1:09-CV-00316

Matter Details   DATE INITIATED - 2/18/2009

THE SEC FILED A COMPLAINT ON FEBRUARY 18, 2009 ALLEGING THAT UBS AG PROVIDED BROKER-DEALER AND INVESTMENT ADVISOR SERVICES TO CLIENTS IN THE UNITED STATES WITHOUT BEING REGISTERED WITH SEC, IN VIOLATION OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND THE INVESTMENT ADVISERS ACT OF 1940. UBS AG IS PERMANENTLY ENJOINED FROM VIOLATIONS OF THE EXCHANGE ACT AND THE ADVISERS ACT. UBS AG WILL PAY DISGORGEMENT OF $200 MILLION TO THE SEC. UBS AG WILL TERMINATE ITS UNREGISTERED CROSS-BORDER BUSINESS IN THE U.S.

RESOLUTION DATE 3/19/2009

IN CONNECTION WITH THE SEC'S INVESTIGATION OF CROSS-BORDER SERVICES PROVIDED TO U.S. CLIENTS BY UBS AG, UBS AG ENTERED INTO A CONSENT DECREE WITH THE SEC WHICH PROVIDES, IN SUMMARY, THAT UBS AG NEITHER ADMITS NOR DENIES THE ALLEGATIONS IN THE COMPLAINT; UBS AG IS PERMANENTLY ENJOINED FROM VIOLATIONS OF THE EXCHANGE ACT AND THE ADVISERS ACT.

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Matter Name   KREDITTILSYNET

Matter Details   DATE INITIATED - 2/11/2008

UBS AG MADE A SUBSTANTIAL SHAREHOLDING DISCLOSURE IN THE ISSUER SUBSEA 7 INC. 36 DAYS LATE.

MATTER WAS SETTLED.

RESOLUTION DATE - 4/17/2009

ACTUAL FINE WAS 100,000.00 NORWEGIAN KRONERS ($15,000.00 U.S. DOLLARS).

Matter Name   U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF FLORIDA CASE 09-6033

Matter Details   DATE INITIATED - 2/18/2009

PURSUANT TO A DEFERRED PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE, UBS AG, CONSENTED TO THE FILING OF A ONE-COUNT INFORMATION BY THE UNITED STATES ATTORNEY IN THE SOUTHERN DISTRICT OF FLORIDA CHARGING UBS AG WITH CONSPIRACY TO DEFRAUD THE INTERNAL REVENUE SERVICE IN VIOLATION OF TITLE 18 U.S.C. SECTION 271. THIS WAS A FELONY CHARGE.

RESOLUTION DATE - 10/25/2010

THE DEPARTMENT OF JUSTICE DISMISSED ALL CRIMINAL CHARGES FOLLOWING UBS'S COMPLIANCE WITH THE DEFERRED PROSECUTION AGREEMENT.

Matter Name   FINANCIAL SUPERVISORY COMMISSION RE TAIPEI BRANCH

Matter Details   UBS TAIPEI BRANCH (A BRANCH OF UBS AG,) WAS ALLEGED TO HAVE BREACHED PARAGRAPH 45-1 OF THE BANKING LAW, AS PERMITTED UNDER ARTICLE 123 OF THE SAME LAW, IN NOT HAVING ESTABLISHED OR NOT HAVING PROPERLY

OMB Number   3038-0072
NFA ID   0338960   UBS AG
Submitted By   COOPERR2   ROBIN COOPER

IMPLEMENTED ADEQUATE INTERNAL CONTROLS.

RESOLUTION:

UBS TAIPEI BRANCH WAS FINED TWD 5 MILLION ($159,250.00 U.S. DOLLARS).

IN ADDITION, IN ACCORDANCE WITH ARTICLE 61-1 OF THE BANKING LAW, UBS TAIPEI BRANCH WAS ORDERED TO DISMISS A FOREIGN EXCHANGE DEALER.

Matter Name   JAPAN'S FINANCIAL SERVICES AGENCY- RE TIBOR

Matter Details   THE SECURITIES AND EXCHANGE SURVEILLANCE COMMISSION ("SESC") CONDUCTED AN INSPECTION OF UBSSJ AND FOUND A VIOLATION OF ARTICLE 52(1)(IX) OF THE FINANCIAL INSTRUMENTS AND EXCHANGE ACT IN CONNECTION WITH ACTIVITIES INVOLVING TIBOR AND YEN LIBOR. ON THE BASIS OF THIS VIOLATION AND THE RECOMMENDATION OF THE SESC, THE FSA ISSUED ITS ADMINISTRATIVE ACTION AGAINST UBS AG, TOKYO BRANCH, BASED ON AN ON-SITE INSPECTION AND A REPORT SUBMITTED BY UBS AG, WHICH DETERMINED THAT INAPPROPRIATE PRACTICES INVOLVING TIBOR WERE NOT REPORTED TO UBS AG, TOKYO BRANCH'S MANAGEMENT TEAM.

RESOLUTION:
BUSINESS IMPROVEMENT ORDERS AGAINST UBS AG, TOKYO BRANCH.
UBS AG, TOKYO BRANCH MUST SUBMIT A BUSINESS IMPROVEMENT PLAN BY JANUARY 31, 2012 AND IMMEDIATELY IMPLEMENT THE PLAN. FOLLOWING IMPLEMENTATION, UBS AG, TOKYO BRANCH MUST SUBMIT A PROGRESS REPORT IN RESPECT OF THE PERIOD UP TO MARCH 30, 2012, AND EVERY THREE-MONTH PERIOD THEREAFTER UNTIL COMPLETION OF THE BUSINESS IMPROVEMENT PLAN.

Matter Name   PENDING ACTIONS

OMB Number   3038-0072

NFA ID   0338960   UBS AG

Submitted By   COOPERR2   ROBIN COOPER

Matter Details   UBS MAY BE THE SUBJECT OF PENDING ACTIONS THAT MAY ULTIMATELY REQUIRE DISCLOSURE IF ANY RESULT IN A FORMAL CHARGE. WHEN EACH IS RESOLVED, MATTER PAGES WILL BE FILED IF NECESSARY.

Matter Name   UNAUTHORIZED TRADING INCIDENT

Matter Details   IN SEPTEMBER 2011, FINMA TOGETHER WITH THE FSA, LAUNCHED AN INDEPENDENT INVESTIGATION OF AN UNAUTHORIZED TRADING INCIDENT INVOLVING ACTIVITY FROM OCTOBER 2008 TO SEPTEMBER 2011.

ON 26TH NOVEMBER 2012, FINMA AND THE FSA ANNOUNCED THE FINDINGS OF THEIR INVESTIGATION INTO THE UNAUTHORIZED TRADING INCIDENT. FINMA IMPOSED A RANGE OF PREVENTATIVE MEASURES ON UBS INCLUDING RESTRICTIONS ON THE SIZE OF THE RISK WEIGHTED ASSETS IN THE INVESTMENT BANK. FSA IMPOSED A FINANCIAL PENALTY OF GBP 29.7 MILLION ON UBS AG.

Financial Disclosures

Matter Name   BANKRUPTCY TRUSTEE LITIGATION

Matter Details   UBS, LIKE ALL LARGE FINANCIAL SERVICES COMPANIES, IS FROM TIME TO TIME, INVOLVED WITH CERTAIN BANKRUPTCY PROCEEDINGS

HOWEVER, AND MOST IMPORTANTLY, NEITHER UBS AG OR ITS US AFFILIATES, HAVE EVER FILED FOR BANKRUPTCY.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: LIBOR MATTER

MATTER DETAIL: ON 19 DECEMBER 2012, UBS AG ENTERED SETTLEMENTS WITH THE US DEPARTMENT OF JUSTICE (DOJ), UK FINANCIAL SERVICES AUTHORITY, AND COMMODITY FUTURES TRADING COMMISSION (CFTC) IN CONNECTION WITH THEIR INVESTIGATIONS OF LIBOR AND OTHER BENCHMARK INTEREST RATES. THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) HAS ALSO ISSUED AN ORDER CONCLUDING ITS FORMAL PROCEEDINGS WITH RESPECT TO UBS. UBS AGREED TO PAY A TOTAL OF APPROXIMATELY CHF 1.4 BILLION IN FINES AND DISGORGEMENT. UBS WILL PAY GBP 160 MILLION IN FINES TO THE FSA AND CHF 59 MILLION AS DISGORGEMENT OF ESTIMATED PROFITS TO FINMA. THE BOARD HAS AUTHORIZED A PAYMENT OF FINES TOTALING USD 1.2 BILLION TO THE DOJ AND CFTC. THESE MONIES WOULD BE PAID ACCORDING TO SPECIFIED PAYMENT SCHEDULES. THE CONDUCT DESCRIBED IN THE SETTLEMENTS INCLUDES THE FOLLOWING: CERTAIN UBS PERSONNEL ENGAGED IN EFFORTS TO MANIPULATE SUBMISSIONS FOR CERTAIN BENCHMARK RATES TO BENEFIT TRADING POSITIONS; CERTAIN EMPLOYEES AT THE BANK COLLUDED WITH EMPLOYEES AT OTHER BANKS AND CASH BROKERS TO INFLUENCE CERTAIN BENCHMARK RATES TO BENEFIT THEIR TRADING POSITIONS; CERTAIN PERSONNEL GAVE INAPPROPRIATE DIRECTIONS TO UBS SUBMITTERS THAT WERE IN PART MOTIVATED BY A DESIRE TO AVOID UNFAIR AND NEGATIVE MARKET AND MEDIA PERCEPTIONS DURING THE FINANCIAL CRISIS. THE CONDUCT ENCOMPASSED BY THE SETTLEMENTS INCLUDES YEN LIBOR, GBP LIBOR, CHF LIBOR, EURO LIBOR, USD LIBOR, EURIBOR AND EUROYEN TIBOR, ALTHOUGH THE NATURE AND EXTENT OF THE CONDUCT IN QUESTION VARIED SIGNIFICANTLY FROM ONE CURRENCY TO ANOTHER. UBS AG ENTERED INTO A NON-PROSECUTION AGREEMENT (NPA) WITH DOJ RELATING TO UBS AG AND ALL OF ITS SUBSIDIARIES AND AFFILIATES EXCEPT UBS SECURITIES JAPAN CO. LTD., (UBSSJ). UBSSJ, A SUBSIDIARY OF UBS AG, AGREED TO ENTER A PLEA OF GUILTY TO ONE COUNT OF WIRE FRAUD IN THE U.S. FEDERAL DISTRICT COURT FOR CONNECTICUT RELATING TO THE MANIPULATION OF CERTAIN BENCHMARK INTEREST RATES, INCLUDING YEN LIBOR.

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 12/26/2012 12:13:31 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	LIBOR MATTER -FINMA FINALIZATION
MATTER DETAIL:	ON 19 DECEMBER 2012 THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) ANNOUNCED THAT IT CONCLUDED ITS ADMINISTRATIVE PROCEEDINGS AGAINST UBS AG IN CONNECTION WITH THE SUBMISSION OF BENCHMARK INTEREST RATES. IN ITS ORDER, FINMA ESTABLISHED THAT UBS VIOLATED SWISS FINANCIAL MARKET LEGISLATION, IMPOSED SUPERVISORY MEASURES AND DISGORGEMENT OF CHF 59 MILLION TO THE SWISS CONFEDERATION. THE ORDER BECAME FINAL ON 2/1/2013.
FILED BY:	ROBIN COOPER - COOPERR2
FILED ON:	3/1/2013 1:54:03 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	May 03, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                              ZURICH CH 8001
                              SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	May 03, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Business Locations (3R)   Page 3

Filed	May 03, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1FINSBURY AVENUE
LONDON EC2M 2PP
UNITED KINGDOM
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Filed	May 03, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

DAVID KELLY
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed   May 03, 2013   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Chief Compliance Officer

ANDREW WILLIAMS
PELIKANSTRASSE 9A
8001 ZURICH
ZURICH
SWITZERLAND
Phone: 4144 234 40 36
E-mail: ANDREW.WILLIAMS@UBS.COM

Enforcement/Compliance Communication Contact

DAVID KELLY
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Filed	May 03, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete
and accurate and that in the light of the circumstances under which the applicant, registrant or
sponsor has given them, the answers and statements in the Form 3-R are not misleading in any
material respect; certification that the person who electronically files the Form 3-R on behalf of
the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file
the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required
certifications and acknowledgements; and acknowledgement that the applicant, registrant or
sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18
U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)   Page   1

Filed	March 27, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                             ZURICH CH 8001
                             SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed   March 27, 2013   **OMB Number**   3038-0072

Registrant   UBS AG   **NFA ID**   0338960

Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES



Filed   March 27, 2013   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Filed	March 27, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

DAVID KELLY
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	March 27, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Chief Compliance Officer

ANDREW WILLIAMS
PELIKANSTRASSE 9A
8001 ZURICH
ZURICH
SWITZERLAND
Phone: 4144 234 40 36
E-mail: ANDREW.WILLIAMS@UBS.COM

Enforcement/Compliance Communication Contact

DAVID KELLY
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Filed	March 27, 2013	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)   Page 1

Filed   January 06, 2014   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   SUSAN MARKUNAS   **User ID**   MARKUNASS1

Business Information

Business Address   BAHNHOFSTRASSE 45
                            ZURICH CH 8001
                            SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Filed   January 06, 2014   **OMB Number**   3038-0072

Registrant   UBS AG   **NFA ID**   0338960

Submitted By   SUSAN MARKUNAS   **User ID**   MARKUNASS1

Arbitration Contact

DAVID KELLY
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Chief Compliance Officer

ANDREW WILLIAMS
PELIKANSTRASSE 9A
8001 ZURICH
ZURICH
SWITZERLAND
Phone: 4144 234 40 36
E-mail: ANDREW.WILLIAMS@UBS.COM

Enforcement/Compliance Communication Contact

DAVID KELLY
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)   Page 1

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Business Information

Business Address   BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 01086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Arbitration Contact

DAVID KELLY
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Chief Compliance Officer

ANDREW WILLIAMS
PELIKANSTRASSE 9A
8001 ZURICH
ZURICH
SWITZERLAND
Phone: 4144 234 40 36
E-mail: ANDREW.WILLIAMS@UBS.COM

Enforcement/Compliance Communication Contact

DAVID KELLY
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Filed	January 06, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	SUSAN MARKUNAS	**User ID**	MARKUNASS1

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Filed	January 10, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                              ZURICH CH 8001
                              SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	January 10, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	January 10, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Filed	January 10, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

DAVID KELLY
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	January 10, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

DAVID KELLY
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-5427
E-mail: DAVID.KELLY@UBS.COM

Filed	January 10, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)   Page 1

Filed	May 22, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Business Information

Business Address   BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	May 22, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	May 22, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Filed   May 22, 2014   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   JODY NEJAIME   **User ID**   NEJAIMEJ2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
299 PARK AVENUE
NEW YORK, NY 10171
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	May 22, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

BRYAN MURTAGH
MANAGING DIRECTOR
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203 719 8955
E-mail: BRYAN.MURTAGH@UBS.COM

Enforcement/Compliance Communication Contact

KIRSTEN SALLEY
DIRECTOR
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203 719 9089
E-mail: KIRSTEN.SALLEY@UBS.COM

Filed	May 22, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	DAVID
LAST NAME:	KELLY
TITLE:	
STREET ADDRESS 1:	677 WASHINGTON BLVD
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	STAMFORD
STATE:	CONNECTICUT
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	06901
PHONE NUMBER:	203-719-5427
FAX NUMBER:	
E-MAIL ADDRESS:	DAVID.KELLY@UBS.COM
FILED BY:	JODY NEJAIME - NEJAIMEJ2
FILED ON:	5/22/2014 10:57:03 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	October 08, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                              ZURICH CH 8001
                              SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	October 08, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed   October 08, 2014   **OMB Number**   3038-0072

Registrant   UBS AG   **NFA ID**   0338960

Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Contact Information

Registration Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Membership Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

Accounting Contact

EILEEN O'CONNELL ARCURI
HEAD OF EMPLOYEE COMPLIANCE AMERICAS
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-8967
E-mail: EILEEN.ARCURI@UBS.COM

National Futures Association

Business Locations (3R)   Page 4

Filed	October 08, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
299 PARK AVENUE
NEW YORK, NY 10171
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	October 08, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

SHAHRIAR HAFIZI
EXECUTIVE DIRECTOR
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203 719 8790
E-mail: SHAHRIAR.HAFIZI@UBS.COM

Enforcement/Compliance Communication Contact

BRYAN MURTAGH
MANAGING DIRECTOR
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203 719 8955
E-mail: BRYAN.MURTAGH@UBS.COM

National Futures Association

Business Locations (3R)   Page 6

Filed	October 08, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: EUROPEAN COMMISSION CASE

MATTER DETAIL: IN OCTOBER 2014, UBS REACHED A SETTLEMENT WITH THE EUROPEAN COMMISSION REGARDING ITS INVESTIGATION OF BID-ASK SPREADS IN CONNECTION WITH SWISS FRANC INTEREST RATE DERIVATIVES AND AGREED TO PAY A EUR 12.65 MILLION FINE. THIS CONVERTED TO $15,753,032.30

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 11/20/2014 2:36:59 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	December 01, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                              ZURICH CH 8001
                              SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	December 01, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	December 01, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed	December 01, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
299 PARK AVENUE
NEW YORK, NY 10171
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed   December 01, 2014   **OMB Number**   3038-0072

Registrant   UBS AG   **NFA ID**   0338960

Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

SHAHRIAR HAFIZI
EXECUTIVE DIRECTOR
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 203 719 8790
E-mail: SHAHRIAR.HAFIZI@UBS.COM

Enforcement/Compliance Communication Contact

BRYAN MURTAGH
MANAGING DIRECTOR
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203 719 8955
E-mail: BRYAN.MURTAGH@UBS.COM

Filed	December 01, 2014	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Holding Company (3R)

Filed December 07, 2014 **OMB No.** 3038-0023

Filed By SUSAN MARKUNAS **User ID** MARKUNASS1

Sponsor Name	UBS AG
Sponsor ID	0338960
Holding Company	UBS GROUP AG
Ownership	10% or more interest? YES

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: FOREX TRADING MATTER FINMA

MATTER DETAIL: ON 12 NOVEMBER 2014, THE SWISS FINANCIAL MARKET SUPERVISORY
AUTHORITY ANNOUNCED THAT IT HAD ISSUED AN ORDER CONCERNING UBS
AG'S FOREIGN EXCHANGE AND PRECIOUS METALS TRADING IN ZURICH,
SWITZERLAND. FINMA CONCLUDED THAT UBS AG HAD VIOLATED THE
REGULATORY REQUIREMENTS FOR ENSURING PROPER BUSINESS CONDUCT,
IMPOSED SUPERVISORY MEASURES, AND ORDERED DISGORGEMENT OF CHF
133.9 MILLION.

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 12/9/2014 11:30:49 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed   May 14, 2015   **OMB Number** 3038-0072

Registrant   UBS AG   **NFA ID**   0338960

Submitted By   ZACK ZIMMERN   **User ID**   ZIMMERNZ1

Business Information

Business Address   BAHNHOFSTRASSE 45
                            ZURICH CH 8001
                            SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	May 14, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ZACK ZIMMERN	**User ID**	ZIMMERNZ1

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES



Filed	May 14, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ZACK ZIMMERN	**User ID**	ZIMMERNZ1

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed   May 14, 2015   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ZACK ZIMMERN   **User ID**   ZIMMERNZ1

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

BRYAN MURTAGH
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203-719-8955
E-mail: BRYAN.MURTAGH@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	May 14, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ZACK ZIMMERN	**User ID**	ZIMMERNZ1

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

SHAHRIAR HAFIZI
EXECUTIVE DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212 713 2986
E-mail: SHAHRIAR.HAFIZI@UBS.COM

Enforcement/Compliance Communication Contact

BRYAN MURTAGH
MANAGING DIRECTOR
677 WASHINGTON BLVD.
STAMFORD, CT 06901
UNITED STATES
Phone: 203 719 8955
E-mail: BRYAN.MURTAGH@UBS.COM

Filed	May 14, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ZACK ZIMMERN	**User ID**	ZIMMERNZ1

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Filed	May 14, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ZACK ZIMMERN	**User ID**	ZIMMERNZ1

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	ROBIN COOPER - COOPERR2
FILED ON:	6/10/2015 2:38:55 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0338960   UBS AG

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: FOREX MATTER

MATTER DETAIL: UNITED STATES DISTRICT COURT, DISTRICT OF CONNECTICUT,DOCKET/CASE 3:15CR76(RNC). CHARGED 5/20/2015, MATTER IS PENDING ONE COUNT FELONY PLED GUILTY WIRE FRAUD ON MAY 20, 2015, THE DEPARTMENT OF JUSTICE CRIMINAL DIVISION TERMINATED A DECEMBER 19, 2012 NON-PROSECUTION AGREEMENT (THE "NPA") WITH UBS AG. AS A RESULT, ON MAY 20, 2015, UBS AG ENTERED INTO A PLEA AGREEMENT WITH THE DEPARTMENT OF JUSTICE CRIMINAL DIVISION PURSUANT TO WHICH UBS AG AGREED TO AND DID PLEAD GUILTY TO A ONE-COUNT CRIMINAL INFORMATION FILED IN THE DISTRICT OF CONNECTICUT CHARGING UBS AG WITH ONE COUNT OF WIRE FRAUD IN VIOLATION OF 18 USC SECTIONS 1343 AND 1342. AS PART OF THE PLEA AGREEMENT, UBS AG AGREED TO PAY A $203 MILLION PENALTY. THE CRIMINAL INFORMATION CHARGES THAT BETWEEN APPROXIMATELY 2001 AND 2010, UBS AG ENGAGED IN SCHEME TO DEFRAUD COUNTERPARTIES TO INTEREST RATE DERIVATIVES TRANSACTIONS BY MANIPULATING BENCHMARK INTEREST RATES, INCLUDING YEN LIBOR. THE CRIMINAL DIVISION TERMINATED THE NPA BASED ON ITS DETERMINATION, IN ITS SOLE DISCRETION, THAT CERTAIN OF ITS EMPLOYEES COMMITTED CRIMINAL CONDUCT THAT VIOLATED THE NPA, INCLUDING FRAUDULENT AND DECEPTIVE CURRENCY TRADING AND SALES PRACTICES IN CONDUCTING CERTAIN FOREIGN EXCHANGE MARKET TRANSACTIONS WITH CUSTOMERS AND COLLUSION WITH OTHER PARTICIPANTS IN CERTAIN FX MARKETS.

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 6/10/2015 2:45:02 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL DISCLOSURE QUESTION A CHANGED

QUESTION: **Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?**

ANSWER: YES

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 6/10/2015 2:38:55 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	BRYAN
LAST NAME:	MURTAGH
TITLE:	MANAGING DIRECTOR
STREET ADDRESS 1:	677 WASHINGTON BLVD.
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	STAMFORD
STATE:	CONNECTICUT
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	06901
PHONE NUMBER:	203 719 8955
FAX NUMBER:	
E-MAIL ADDRESS:	BRYAN.MURTAGH@UBS.COM
FILED BY:	ROBIN COOPER - COOPERR2
FILED ON:	10/19/2015 11:59:31 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Business Locations (3R)   Page   1

Filed	October 19, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	October 19, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	October 19, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed   October 19, 2015   **OMB Number** 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

ZACHARY ZIMMERN
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-719-3175
E-mail: ZACHARY.ZIMMERN@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	October 19, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

SHAHRIAR HAFIZI
EXECUTIVE DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212 713 2986
E-mail: SHAHRIAR.HAFIZI@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

National Futures Association

Business Locations (3R)   Page 6

Filed   October 19, 2015   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	SECURITIES AND EXCHANGE COMMISSION CASE NO. 3-16891
MATTER DETAIL:	THE SECURITIES AND EXCHANGE COMMISSION ALLEGED THAT UBS NEGLIGENTLY MADE MISLEADING STATEMENTS AND OMISSIONS IN THE OFFER OR SALE OF SECURITIES, WHICH VIOLATED SECTION 17(A)(2)OF THE SECURITIES ACT. UBS HAS NEITHER ADMITTED OR DENIED THESE FINDINGS. UBS AG WAS ISSUED A CEASE AND DESIST ORDER, AND ORDERED TO PAY (1) $10,000,000 IN DISGORGEMENT, (2) $1.5 MILLION IN PREJUDGMENT INTEREST; AND (3) $8,000,000 CIVIL MONETARY PENALTY.
FILED BY:	ROBIN COOPER - COOPERR2
FILED ON:	10/20/2015 2:10:23 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	December 07, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	December 07, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	December 07, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed   December 07, 2015   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

ZACHARY ZIMMERN
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-713-3175
E-mail: ZACHARY.ZIMMERN@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	December 07, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

SHAHRIAR HAFIZI
EXECUTIVE DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212 713 2986
E-mail: SHAHRIAR.HAFIZI@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

National Futures Association

Business Locations (3R)   Page 6

Filed	December 07, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                              ZURICH CH 8001
                              SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

ZACHARY ZIMMERN
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-713-3175
E-mail: ZACHARY.ZIMMERN@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed   December 18, 2015   **OMB Number**   3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Enforcement/Compliance Communication Contact

ZACHARY ZIMMERN
ASSOCIATE DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-713-3175
E-mail: ZACHARY.ZIMMERN@UBS.COM

National Futures Association

Business Locations (3R)   Page 6

Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)   Page 1

Filed   December 18, 2015   **OMB Number**   3038-0072

Registrant   UBS AG   **NFA ID**   0338960

Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                              ZURICH CH 8001
                              SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

ZACHARY ZIMMERN
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-713-3175
E-mail: ZACHARY.ZIMMERN@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed   December 18, 2015   **OMB Number** 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Chief Compliance Officer

COLIN BELL
100 LIVERPOOL STREET
LONDON
UNITED KINGDOM
Phone: 44 20756 85941
E-mail: COLIN.BELL@UBS.COM

Enforcement/Compliance Communication Contact

ZACHARY ZIMMERN
ASSOCIATE DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-821-2300
E-mail: ZACHARY.ZIMMERN@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Filed	December 18, 2015	**OMB Number**	3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)   Page 1

Filed   March 31, 2016   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                              ZURICH CH 8001
                              SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.

Filed	March 31, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	March 31, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed	March 31, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

ZACHARY ZIMMERN
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-713-3175
E-mail: ZACHARY.ZIMMERN@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	March 31, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Chief Compliance Officer

JAMES OATES
GROUP MANAGING DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-821-6428
E-mail: JAMES.OATES@UBS.COM

Enforcement/Compliance Communication Contact

ZACHARY ZIMMERN
ASSOCIATE DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-713-3175
E-mail: ZACHARY.ZIMMERN@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Filed	March 31, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Registration Information Change

NFA ID 0338960   UBS AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	ZACHARY
LAST NAME:	ZIMMERN
TITLE:	ASSOCIATE DIRECTOR
STREET ADDRESS 1:	1285 AVENUE OF THE AMERICAS
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212-713-3175
FAX NUMBER:	
E-MAIL ADDRESS:	ZACHARY.ZIMMERN@UBS.COM
FILED BY:	ROBIN COOPER - COOPERR2
FILED ON:	6/2/2017 12:01:31 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address   BAHNHOFSTRASSE 45
                           ZURICH CH 8001
                           SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
600 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed   June 02, 2017   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

PATRICK DIMARCO
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312-525-5734
E-mail: PATRICK.DIMARCO@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed   June 02, 2017   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Chief Compliance Officer

JAMES OATES
GROUP MANAGING DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-821-6428
E-mail: JAMES.OATES@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)

Page 1

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Business Information

Business Address
BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

Phone Number
41-44-234 11 11

Fax Number
Not provided.

E-mail Address
Not provided.



Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
677 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed   June 02, 2017   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   ROBIN COOPER   **User ID**   COOPERR2

Contact Information

Registration Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Membership Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1000 HARBOR BLVD
8TH FLOOR
WEEHAWKEN, NJ 07086
UNITED STATES
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Accounting Contact

RAYMOND ROBERTELLO
ASSISTANT DIRECTOR OF COMPLIANCE
1 FINSBURY AVENUE
LONDON, UNITED KINGDOM EC2M 2PP
UNITED KINGDOM
Phone: 201-352-6038
E-mail: RAYMOND.ROBERTELLO@UBS.COM

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Arbitration Contact

BURT FUQUA
MANAGING DIRECTOR
153 WEST 51ST STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 821 6590
E-mail: BERT.FUQUA@UBS.COM

Compliance Contact

PATRICK DIMARCO
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312-525-5734
E-mail: PATRICK.DIMARCO@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Chief Compliance Officer

JAMES OATES
GROUP MANAGING DIRECTOR
1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212-821-6428
E-mail: JAMES.OATES@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Filed	June 02, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	ROBIN COOPER	**User ID**	COOPERR2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	OCC MAY 31, 2018 SETTLEMENT
MATTER DETAIL:	UBS AG, STAMFORD BRANCH, UBS AG, MIAMI BRANCH, (COLLECTIVELY, THE "UBS BRANCHES") CONSENTED TO THE ENTRY OF THE CONSENT ORDER ON MAY 31, 2018, PURSUANT TO WHICH THE UBS BRANCHES SHALL COMPLY WITH THE UNDERTAKINGS SET FORTH IN THE CONSENT ORDER, INCLUDING SUBMITTING WRITTEN PROPOSALS FOR APPROVAL BY THE OCC, COVERING THE UBS BRANCHES' BANK SECRECY ACT AND ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM.
FILED BY:	MOLLIE WAKEFIELD - WAKEFIELDM1
FILED ON:	6/29/2018 10:08:48 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:
- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:
- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- is entitled to receive 10% or more of an entity's net profits; or
- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0338960   UBS AG

Submitted By   TAYLORC4   CONSTANCE TAYLOR

- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms or sole proprietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:
- is not an officer or employee of the applicant or registrant;
- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;

  - funds, securities or property for participation in a commodity pool;

  - a client's or prospective client's discretionary account;

  - leverage customers' orders for leverage transactions;

  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

- transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3(yy);

- customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:
- a sole proprietor of a sole proprietorship;
- a general partner of a partnership;
- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or
- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:
- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- is entitled to receive 10% or more of an applicant or registrant's net profits; or
- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:
- is a general partner of a partnership; or
- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;

  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);

  - such office of an unaffiliated, licensed foreign bank; or

  - an insurance company subject to regulation by any State,

  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE: Section 152:   Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:   Mail fraud
Chapter 25:   Counterfeiting and forgery
Chapter 47:   Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:   Racketeering and Racketeering Influence

Privacy Act and Paperwork Reduction Act Notice

Privacy Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2(c), 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act, 7 U.S.C. §§ 2(c), 6f, 6k, 6n, 6s, 12a and 23. Under Section 2(c), it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act, 7 U.S.C. §6d, it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act, 7 U.S.C. §6m, it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act, 7 U.S.C. §6s, it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act, 7 U.S.C. §23 and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for conducting an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader.

Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number and Federal employer identification number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number and Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996, which allows the CFTC to use the social security number or taxpayer identifying number furnished to the CFTC as part of the registration process for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. Although voluntary, the furnishing of a social security number or Federal employer identification number assists the CFTC and NFA in identifying individuals and firms, and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

NFA makes available to the public on NFA website(s), including the Background Affiliation Status Information Center (BASIC), firm directories, business addresses, telephone numbers, registration categories, effective dates of registration, registration status, and disciplinary action taken concerning futures commission merchants, introducing brokers, commodity pool operators, commodity trading advisors, swap dealers, major swap participants and retail foreign exchange dealers and their associated persons and principals; non-natural person floor traders and their principals; and floor trader order enterers.

Additional information on Forms 7-R, 7-W, 8-R and 8-T is publicly available, and may be accessed by contacting the National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615, except for the following information, which is generally not available for public release unless required under the Freedom of Information Act (FOIA):

• The fingerprint card, including its demographic information;
• social security number;
• date of birth;
• location of birth;
• current residential address; and
• any supplementary information filed in response to the Form 8-R "Personal Information,"

"Disciplinary Information," "Matter Information," or "Disclosure Matter" sections, Form 8-T "Withdrawal Reasons," "Disciplinary Information," or "Matter Information" sections, and Form 7-W, "Additional Customer Information" sections.

The CFTC, or NFA acting in accordance with rules approved by the CFTC, may disclose to third parties any information provided on Forms 7-R, 7-W, 8-R and 8-T pursuant to the Commodity Exchange Act, 7 U.S.C. §1 et. seq., Privacy Act of 1974, 5 U.S.C. §552a (Privacy Act), and the Commission's Privacy Act routine uses published in the Federal Register, which may include, but is not limited to, disclosure to Federal, state, local, or foreign law enforcement or regulatory authorities acting within the scope of their jurisdiction or for their use in meeting responsibilities assigned to them by law. The information will be maintained and disclosures will be made in accordance with CFTC Privacy Act System of Records Notice CFTC-12, National Futures Association (NFA) Applications Suite System (Exempted), CFTC-10, Investigatory Records (Exempted), or another relevant System of Records Notice, available from the CFTC "Privacy Program" page, http://www.cftc.gov/Transparency/PrivacyOffice.

If an individual believes that information on the forms is confidential, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under FOIA. 5 U.S.C. §552. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to a FOIA request. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request.

This notice is provided in accordance with the requirements of the Privacy Act, 5 U.S.C. §552a(e)(3), and summarizes some of an individual's rights under the Privacy Act, 5 U.S.C. §552a. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's published System of Records Notices, which describe the existence and character of each system of records maintained by the CFTC, available at the CFTC "Privacy Program" page.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

Paperwork Reduction Act Notice

OMB Numbers 3038-0023 and 3038-0072

You are not required to provide the information requested on a form subject to the Paperwork

Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 7-W, Form 8-R and Form 8-T may vary depending upon individual circumstances. The estimated average times are:

Form 7-R
FCM   0.6 hours
SD   1.1 hours
MSP   1.1 hours
RFED   0.6 hours
IB   0.5 hours
CPO   0.5 hours
CTA   0.5 hours
FT   0.6 hours

Form 7-W   0.1 hours
Form 8-R   1.0 hours
Form 8-T   0.2 hours.

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0338960   UBS AG

Submitted By TAYLORC4   CONSTANCE TAYLOR

Registration Categories

INTRODUCING BROKER

Will the firm be undertaking activities involving off-exchange foreign currency transactions   **NO**
as described in Sections 2(c)(2)(B) or 2(c)(2)(C) of the Act?

Will the firm's commodity interest activities involve swaps transactions subject to the   **NO**
jurisdiction of the Commodity Futures Trading Commission?

Membership Information

Category in which the Member intends to vote on NFA   **SWAP DEALER**
membership matters.

Branch Office Information

No new branch office information.



OMB Numbers 3038-0023 and 3038-0072
NFA ID 0338960   UBS AG
Submitted By TAYLORC4   CONSTANCE TAYLOR

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

National Futures Association

Firm Application (7R) Filed June 25, 2019

Page 14

OMB Numbers 3038-0023 and 3038-0072

NFA ID 0338960   UBS AG

Submitted By   TAYLORC4   CONSTANCE TAYLOR

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

Registration Information Change

NFA ID 0338960 UBS AG

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: MOLLIE WAKEFIELD - WAKEFIELDM1

FILED ON: 7/12/2019 10:15:51 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: FRENCH VERDICT MATTER
MATTER DETAIL: DOCUMENTATION WITH DETAILS REQUESTED HERE WILL BE PROVIDED DIRECTLY.
FILED BY: MOLLIE WAKEFIELD - WAKEFIELDM1
FILED ON: 7/12/2019 10:16:48 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	MOLLIE WAKEFIELD - WAKEFIELDM1
FILED ON:	7/12/2019 10:15:51 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Filed	July 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Business Information

Business Address   BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

Phone Number   41-44-234 11 11

Fax Number   Not provided.

E-mail Address   Not provided.

Filed	July 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
600 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed	July 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Contact Information

Registration Contact

JODY NEJAIME
DIRECTOR
600 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 202-719-3998
E-mail: JODY.NEJAIME@UBS.COM

Membership Contact

JODY NEJAIME
DIRECTOR
600 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 202-719-3998
E-mail: JODY.NEJAIME@UBS.COM

Accounting Contact

JODY NEJAIME
DIRECTOR
600 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 202-719-3998
E-mail: JODY.NEJAIME@UBS.COM

Filed	July 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Arbitration Contact

MICHAEL TOPIEL
DIRECTOR
1285 AVENUES OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212 713 4130
E-mail: MICHAEL.TOPIEL@UBS.COM

Compliance Contact

PATRICK DIMARCO
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312-525-5734
E-mail: PATRICK.DIMARCO@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed   July 18, 2019   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   JODY NEJAIME   **User ID**   NEJAIMEJ2

Chief Compliance Officer

RICHARD KENNEDY
MANAGING DIRECTOR
5 BROADGATE
LONDON
UNITED KINGDOM
Phone: 44 2348630
E-mail: RICHARD.KENNEDY@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Filed	July 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and
accurate and that in light of the circumstances under which the applicant, registrant or sponsor
has given them, the answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on behalf of the
applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the
update on behalf of the applicant, registrant or sponsor and to make all required certifications
and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is
subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001
for any false statements or omissions made in the update.

Filed	August 21, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Business Information

Business Address	BAHNHOFSTRASSE 45
	ZURICH CH 8001
	SWITZERLAND

Phone Number	41-44-234 11 11
Fax Number	Not provided.
E-mail Address	Not provided.

Filed	August 21, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Location of Business Records

Business Records Address

BAHNHOFSTRASSE 45
ZURICH CH 8001
SWITZERLAND

U.S. Address for Production of Business Records

UBS
600 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES

Filed   August 21, 2019   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   UBS AG   **NFA ID**   0338960
Submitted By   JODY NEJAIME   **User ID**   NEJAIMEJ2

Contact Information

Registration Contact

JODY NEJAIME
DIRECTOR
1 FINSBURY AVENUE
LONDON
UNITED KINGDOM
Phone: 203-719-3998
E-mail: JODY.NEJAIME@UBS.COM

Membership Contact

JODY NEJAIME
DIRECTOR
600 WASHINGTON BLVD
STAMFORD, CT 06901
UNITED STATES
Phone: 202-719-3998
E-mail: JODY.NEJAIME@UBS.COM

Accounting Contact

JODY NEJAIME
DIRECTOR
1 FINSBURY AVENUE
LONDON
UNITED KINGDOM
Phone: 203-719-3998
E-mail: JODY.NEJAIME@UBS.COM

Filed   August 21, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   UBS AG   **NFA ID**   0338960

Submitted By   JODY NEJAIME   **User ID**   NEJAIMEJ2

Arbitration Contact

MICHAEL TOPIEL
DIRECTOR
1285 AVENUES OF THE AMERICAS
NEW YORK, NY 10019
UNITED STATES
Phone: 212 713 4130
E-mail: MICHAEL.TOPIEL@UBS.COM

Compliance Contact

PATRICK DIMARCO
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312-525-5734
E-mail: PATRICK.DIMARCO@UBS.COM

Exempt Foreign Firm Contact

BELINDA MACLAY
LEVEL 16
CHIFLEY TOWER
2 CHIFLEY SQUARE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612-9324-2944
Fax: 612-9324-2558
E-mail: BELINDA.MACLAY@UBS.COM

Filed   August 21, 2019

Registrant   UBS AG

Submitted By   JODY NEJAIME

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0338960

User ID   NEJAIMEJ2

Chief Compliance Officer

RICHARD KENNEDY
MANAGING DIRECTOR
5 BROADGATE
LONDON
UNITED KINGDOM
Phone: 44 2348630
E-mail: RICHARD.KENNEDY@UBS.COM

Enforcement/Compliance Communication Contact

PATRICK DIMARCO
EXECUTIVE DIRECTOR
ONE NORTH WACKER DRIVE
CHICAGO, IL 60606
UNITED STATES
Phone: 312 525 6518
E-mail: PATRICK.DIMARCO@UBS.COM

Filed	August 21, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	UBS AG	**NFA ID**	0338960
Submitted By	JODY NEJAIME	**User ID**	NEJAIMEJ2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and
accurate and that in light of the circumstances under which the applicant, registrant or sponsor
has given them, the answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on behalf of the
applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the
update on behalf of the applicant, registrant or sponsor and to make all required certifications
and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is
subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001
for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on December 11, 2019
NFA ID 0338960 UBS AG
Submitted by MOLLIE WAKEFIELD (WAKEFIELDM1)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: MONETARY AUTHORITY OF SINGAPORE (MAS)

Case Information
Case Number   NONE
Case Status   FINAL
Date Resolved   November 2019
Sanctions imposed
OTHER: CIVIL PENALTY AND REPRIMAND

Comments

https://www.mas.gov.sg/regulation/enforcement/enforcement-actions/mas-imposes-civil-penalty-on-ubs-for-deceptive-trades-by-its-client-advisors

Please see attached filing made to FINRA for further details.

Supporting Documentation

Description   FINRA FILING
File Name   FORM BD 7654 filing for UBS AG MAS matter 121119.pdf

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on September 03, 2021
NFA ID 0338960 UBS AG
Submitted by MARIA PISANI (PISANIM1)

The question(s) you are disclosing the regulatory action under:

☑ G.

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: KOREA EXCHANGE (KRX)

Case Information

Case Number	GAMSIGONGGAM-111
Case Status	FINAL
Date Resolved	July 2021
Sanctions imposed	
RESTRICTIONS/CONDITIONS	

Comments

ON 25 MAY 2021, UBS AG INADVERTENTLY CONDUCTED PARTIALLY UNCOVERED SHORT SELLING IN KOREA.THIS IS A ONE-OFF INCIDENT INVOLVING MIS-BOOKING BY HUMAN ERROR WHICH OCCURRED AS RESULT OFA STANDARD MANUAL PROCESS REQUIRED WHEN GLOBALONE (THE GLOBAL BOOKS AND RECORDS FORSTOCK, BORROW & LENDING) WAS OFFLINE FOR ITS DAILY BATCH RUNS. THIS LED TO AN INCORRECT LEVELOF AVAILABLE INVENTORY RECORDED, RESULTING IN THE UNCOVERED TRADES. REMEDIATION ACTIONS HAVEBEEN PUT IN PLACE TO ENHANCE SYSTEMS CONFIGURATIONS TO AVOID THE MANUAL PROCESS.

KRX IMPOSED RESTRICTION ON UBS AG WHEN ENGAGING IN NEW SHORT SELLING ACTIVITY IN KOREAFOR A PERIOD OF 80 DAYS. IF THERE IS COVERED SHORT SELL ORDER BY UBS AG, THERE ISREQUIREMENT OF PRE-DELIVERY OF BORROWED SHARES TO THE BROKER BEFORE ORDER (PRE-MARGINING REQUIREMENT).THE RESTRICTION AND PRE-MARGINING REQUIREMENT IMPOSED ON UBS AG (AS DETAILED IN THERESPONSE TO ITEM 12B ABOVE) WAS COMMUNICATED BY KRX ON 28 JULY 2021, WITH THE EFFECTIVESTART DATE OF THE 80-DAY RESTRICTION OF 29 JULY 2021.

UBS AG HAS REQUESTED CLIENTS THAT UTILIZE SYNTHETIC SHORT ACCESS PRODUCT RELATED TO KOREAMARKET OFFERED BY UBS AG TO TRADE THROUGH ALTERNATIVE PROVIDERS DURING THIS

PERIOD.

Description   KRX ACTION LETTER
File Name   KRX action letter20210728.pdf

Filed on October 28, 2021

NFA ID 0338960 UBS AG
Submitted by VINAY BARVE (BARVEV3)

Business Information

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND
Phone Number	41-44-234 11 11
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	BELINDA
Last Name	MACLAY
Street Address 1	LEVEL 16
Street Address 2	CHIFLEY TOWER
Street Address 3	2 CHIFLEY SQUARE
City	SYDNEY
Zip/Postal Code	NSW 2000
Country	AUSTRALIA
Phone	612-9324-2944
Fax	612-9324-2558
Email	BELINDA.MACLAY@UBS.COM

Location of Business Records

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND

Registration Contact Information

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WSHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM

Enforcement/Compliance Communication Contact Information

First Name	PATRICK
Last Name	DIMARCO
Title	MANAGING DIRECTOR
Street Address 1	ONE NORTH WACKER DRIVE
City	CHICAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312 525 6518
Email	PATRICK.DIMARCO@UBS.COM

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Zip/Postal Code	EC2M 2QS
Country	UNITED KINGDOM
Phone	+44-7788-267511
Email	RICHARD.KENNEDY@UBS.COM

First Name	DANIEL
Last Name	STRASHUN
Title	DIRECTOR
Street Address 1	1285 AVENUE OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	201 352-0778
Email	SH-RIR-COMPLIANCE@UBS.COM

First Name	ANDREW
Last Name	WEG
Title	EXECUTIVE DIRECTOR
Street Address 1	1000 HARBOUR BLVD
Street Address 2	8TH FLOOR
City	WEEHAWKEN
State (United States only)	NEW JERSEY

Zip/Postal Code	07086
Country	UNITED STATES
Phone	212 882-6829
Email	ANDREW.WEG@UBS.COM

Membership Contact Information

Membership Contact

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WASHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	202-719-3998
Email	JODY.NEJAIME@UBS.COM

Accounting Contact

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WASHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM

Arbitration Contact

First Name	MICHAEL
Last Name	TOPIEL
Title	DIRECTOR
Street Address 1	1285 AVENUES OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 713 4130
Email	MICHAEL.TOPIEL@UBS.COM

Compliance Contact

First Name	PATRICK
Last Name	DIMARCO
Street Address 1	ONE NORTH WACKER DRIVE
City	CHICAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312-525-5734
Email	PATRICK.DIMARCO@UBS.COM

Chief Compliance Officer Contact

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Country	UNITED KINGDOM
Phone	44 2348630
Email	RICHARD.KENNEDY@UBS.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

NON-U.S. REGULATOR INFORMATION UPDATED

NON-U.S. REGULATOR(S) DURING THE PAST FIVE YEARS:	AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION (ASIC) FINANCIAL SUPERVISORY COMMISSION OF TAIWAN JAPAN SECURITIES DEALERS ASSOCIATION (JSDA) PRUDENTIAL REGULATION AUTHORITY (PRA) AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY (APRA) BANK OF JAPAN (BOJ) CAYMAN ISLANDS MONETARY AUTHORITY CHINA SECURITIES REGULATORY COMMISSION DUBAI FINANCIAL SERVICES AUTHORITY (DFSA) FINANCIAL CONDUCT AUTHORITY (FCA) FINANCIAL SECTOR CONDUCT AUTHORITY (FSCA) FINANCIAL SERVICES AGENCY (FSA) HONG KONG MONETARY AUTHORITY JERSEY FINANCIAL SERVICES COMMISSION MINISTRY OF FINANCE (JAPAN) MONETARY AUTHORITY OF SINGAPORE (MAS) SECURITIES AND FUTURES COMMISSION (HONG KONG) SINGAPORE EXCHANGE DERIVATIVES CLEARING LIMITED (SGX-DC) SINGAPORE EXCHANGE DERIVATIVES TRADING LIMITED (SGX-DT) SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) THE FINANCIAL FUTURES ASSOCIATION OF JAPAN (FFA) OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS CANADA (OSFI) QATAR FINANCIAL CENTRE REGULATORY AUTHORITY (QFCRA) BANK OF ENGLAND KOREA EXCHANGE (KRX) BANK OF KOREA (BOK) FINANCIAL SUPERVISORY SERVICE (FSS) FINANCIAL SERVICES COMMISSION (FSC) (SOUTH KOREA) MINISTRY OF STRATEGY AND FINANCE (MOSF) ASX LIMITED SWEDISH FINANCIAL SUPERVISORY AUTHORITY (FSA)
FILED BY:	VINAY BARVE - barvev3
FILED ON:	10/28/2021 3:49:33 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,

REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on October 29, 2021

NFA ID 0338960 UBS AG
Submitted by VINAY BARVE (BARVEV3)

Business Information

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND
Phone Number	41-44-234 11 11
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	BELINDA
Last Name	MACLAY
Street Address 1	LEVEL 16
Street Address 2	CHIFLEY TOWER
Street Address 3	2 CHIFLEY SQUARE
City	SYDNEY
Zip/Postal Code	NSW 2000
Country	AUSTRALIA
Phone	612-9324-2944
Fax	612-9324-2558
Email	BELINDA.MACLAY@UBS.COM

Location of Business Records

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND

Registration Contact Information

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WSHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM

Enforcement/Compliance Communication Contact Information

First Name	PATRICK
Last Name	DIMARCO
Title	MANAGING DIRECTOR
Street Address 1	ONE NORTH WACKER DRIVE
City	CHICAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312 525 6518
Email	PATRICK.DIMARCO@UBS.COM

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Zip/Postal Code	EC2M 2QS
Country	UNITED KINGDOM
Phone	+44-7788-267511
Email	RICHARD.KENNEDY@UBS.COM

First Name	DANIEL
Last Name	STRASHUN
Title	DIRECTOR
Street Address 1	1285 AVENUE OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	201 352-0778
Email	SH-RIR-COMPLIANCE@UBS.COM

First Name	ANDREW
Last Name	WEG
Title	EXECUTIVE DIRECTOR
Street Address 1	1000 HARBOUR BLVD
Street Address 2	8TH FLOOR
City	WEEHAWKEN
State (United States only)	NEW JERSEY

Zip/Postal Code	07086
Country	UNITED STATES
Phone	212 882-6829
Email	ANDREW.WEG@UBS.COM

Membership Contact Information

Membership Contact
First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WASHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	202-719-3998
Email	JODY.NEJAIME@UBS.COM

Accounting Contact
First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	1 FINSBURY AVENUE
City	LONDON
Zip/Postal Code	EC2M 2PP
Country	UNITED KINGDOM
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM

Arbitration Contact

First Name	MICHAEL
Last Name	TOPIEL
Title	DIRECTOR
Street Address 1	1285 AVENUES OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 713 4130
Email	MICHAEL.TOPIEL@UBS.COM

Compliance Contact

First Name	PATRICK
Last Name	DIMARCO
Street Address 1	ONE NORTH WACKER DRIVE
City	CHICAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312-525-5734
Email	PATRICK.DIMARCO@UBS.COM

Chief Compliance Officer Contact

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Country	UNITED KINGDOM
Phone	44 2348630
Email	RICHARD.KENNEDY@UBS.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on February 09, 2022

NFA ID 0338960 UBS AG
Submitted by CONSTANCE TAYLOR (TAYLORC4)

Business Information

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND
Phone Number	44 207 5682413
Fax Number	Not provided
Email	KAROLINA.MIKOLAJOW@UBS.COM
Website/URL	Not provided
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	KAROLINA
Last Name	MIKOLAJOW
Street Address 1	UBS AG
Street Address 2	5 BROADGATE
City	LONDON
Zip/Postal Code	EC2M 2QS
Country	UNITED KINGDOM
Phone	44 207 5682413
Email	KAROLINA.MIKOLAJOW@UBS.COM

Location of Business Records

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND

Registration Contact Information

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WSHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM

Enforcement/Compliance Communication Contact Information

First Name	PATRICK
Last Name	DIMARCO
Title	MANAGING DIRECTOR
Street Address 1	ONE NORTH WACKER DRIVE
City	CHICAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312 525 6518
Email	PATRICK.DIMARCO@UBS.COM

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Zip/Postal Code	EC2M 2QS
Country	UNITED KINGDOM
Phone	+44-7788-267511
Email	RICHARD.KENNEDY@UBS.COM

First Name	DANIEL
Last Name	STRASHUN
Title	DIRECTOR
Street Address 1	1285 AVENUE OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	201 352-0778
Email	SH-RIR-COMPLIANCE@UBS.COM

First Name	ANDREW
Last Name	WEG
Title	EXECUTIVE DIRECTOR
Street Address 1	1000 HARBOUR BLVD
Street Address 2	8TH FLOOR
City	WEEHAWKEN
State (United States only)	NEW JERSEY

Zip/Postal Code	07086
Country	UNITED STATES
Phone	212 882-6829
Email	ANDREW.WEG@UBS.COM

Membership Contact Information

Membership Contact

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WASHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	202-719-3998
Email	JODY.NEJAIME@UBS.COM

Accounting Contact

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	1 FINSBURY AVENUE
City	LONDON
Zip/Postal Code	EC2M 2PP
Country	UNITED KINGDOM
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM

Arbitration Contact

First Name	MICHAEL
Last Name	TOPIEL
Title	DIRECTOR
Street Address 1	1285 AVENUES OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 713 4130
Email	MICHAEL.TOPIEL@UBS.COM

Compliance Contact

First Name	PATRICK
Last Name	DIMARCO
Street Address 1	ONE NORTH WACKER DRIVE
City	CHICAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312-525-5734
Email	PATRICK.DIMARCO@UBS.COM

Chief Compliance Officer Contact

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Country	UNITED KINGDOM
Phone	44 2348630
Email	RICHARD.KENNEDY@UBS.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.